May 3, 2013
VIA EDGAR AND OVERNIGHT MAIL
Kathleen Collins
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Cerner Corporation
Form 10-K for the Fiscal Year Ended December 29, 2012
Filed on February 8, 2013
File No. 000-15386
Dear Ms. Collins:
We are in receipt of your letter dated April 25, 2013 (“Staff Letter”), wherein the Staff of the Securities and Exchange Commission (the “Commission”) submitted additional comments with respect to certain disclosures contained in the Annual Report on Form 10-K for the year ended December 29, 2012 filed on February 8, 2013 (the “Form 10-K”), of Cerner Corporation (the “Company” or “Cerner”). On behalf of the Company, set forth below are the Company's responses to those comments. For your convenience, we have repeated each of the comments set forth in the Staff Letter and followed each comment with the Company's response. Capitalized terms used but not defined herein are defined in the Company's Form 10-K.
Form 10-K for the Fiscal Year Ended December 29, 2012
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 5. Receivables, page 59

1.
We note your response to prior comment 2. Based on the dollar amount of outstanding receivables attributable to Fujitsu, it appears that an unfavorable outcome and a potential write-off of these receivables could have a material impact on your statement of operations. Please tell us what consideration you gave to disclosing this.

Company's Response:
In evaluating disclosure related to this matter, we considered:

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
CERN Page 2

Information available at February 8, 2013: As previously disclosed in our letter dated March 29, 2013, Fujitsu has indicated that pursuant to the terms of the Subcontract, it will not address the outstanding accounts and contracts receivable until it has resolved the claims between Fujitsu and the Authority arising out of termination of the Project Agreement. Until such time as the issues arising out of termination of the Project Agreement are resolved between Fujitsu and the Authority, we will not know if we will have a dispute with Fujitsu regarding the outstanding accounts and contracts receivable, making the outcome of any such potential future dispute between Cerner Limited and Fujitsu too speculative to consider material at this time. Based on the information available at this time, we believe that Cerner Limited is entitled to fully collect on the outstanding accounts and contracts receivable due from Fujitsu based on the terms of the Subcontract. Similarly, based on the facts and circumstances known at this time, including without limitation that Fujitsu has the financial means to pay the outstanding accounts and contracts receivable, management has deemed that collection of such accounts receivables and contracts receivable is probable.
Additionally, the Company continues to provide Cerner Millennium software and related technology and services to the Authority in the London Cluster under the London Subcontract. This indicates to the Company that the Authority (at least and through this date) intends to have Cerner Limited play a continuing role to provide its software and services in the Southern Cluster.
No Change in facts/circumstances of Fujitsu matter: At the February 8, 2013 Form 10-K filing date, there had been no change in the status of the Fujitsu matter that would impact our conclusions regarding the collectability of these amounts or impact our disclosure. Specifically, there were no events during the period ended December 29, 2012 that caused us to believe it to be reasonably possible that a loss would be incurred.
No change in materiality relative to our consolidated financial statements as a whole: Amounts due from Fujitsu did not increase in prominence during the period ended December 29, 2012, in relation to our consolidated financial statements as a whole. Our revenues, earnings before income taxes, and total assets increased 21%, 25%, and 23%, respectively, during the year ended December 29, 2012. However, our receivables attributable to Fujitsu did not change. Therefore, we did not determine any change to what we have previously disclosed to be necessary based on the materiality of the receivables.
We will continue to monitor developments and the facts and circumstances for purposes of evaluating the need for additional disclosure in future filings.

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
CERN Page 3

Note 16. Related Party Transactions, page 69

2.
We note in your response to prior comment 4 you state that you considered FASB Topic 970-470 (tax increment financing accounting) to be relevant by analogy in determining the accounting treatment for your cash grants. Please clarify how you considered this guidance in accounting for your cash grants.

Company's Response:
The cash grants we expect to receive will be for a fixed and determinable amount and period. Under the Workforce Agreement, we will be required to pay the shortfall, should state tax withholdings from wages earned by new jobs at the Village West office complex be less than the debt service obligation for the State of Kansas bonds underlying the IMPACT Award. We believe these two elements of our fact pattern analogize well to FASB Topic 970-470-25-1, and are supportive of our determination to record IMPACT Award funds in the future when received as an obligation/liability, as such guidance provides that an obligation should be recorded when such factors are present.

3.
Please clarify the potential amount that would be due for the “Withholding Tax Repayment Amount.” In this regard, we note in your response to prior comment 4 you state that the receipt of the IMPACT Award funds will be recorded as deferred income, and that over time, this liability will accrete based on the time value of money. However, based on your disclosure on page 70, it appears that the potential repayment amount would the difference between the state tax withholdings from wages and the “Gross Funded Amount,” which is $64.9 million. As such, it appears that your potential liability could be in excess of the IMPACT Award funds received. Please clarify.

Company's Response:
The cash grants we expect to receive under the IMPACT Award approximate $48 million. This is also the principal amount of the underlying bonds issued by the State of Kansas. The maximum Withholding Tax Repayment Amount we may be required to pay the Kansas Department of Commerce under the Workforce Agreement is estimated at $64.9 million. This is the aggregate of the underlying bonds' principal amount and expected debt service cost over the 10-year period. We expect to record the cash grants as an obligation at $48 million, upon receipt. Over the subsequent 10-year period, we expect to accrete (through recognition of expense) this obligation up to the $64.9 million maximum repayment amount. However, please note that over the 10-year period there will be off-setting reductions recorded to this obligation as state tax withholdings from wages earned by new jobs at the Village West office complex are generated.

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
CERN Page 4

The table below illustrates the hypothetical net impact on operating expense over the 10-year period (assuming all $48 million was received in year zero in this example):

		Operating	Net Impact
	Accretion	Expense	to Operating	Obligation
Year	Expense	Reduction	Expense	Balance
0	—	—	—	48,000,000
1	1,690,000	(6,490,000)	(4,800,000)	43,200,000
2	1,690,000	(6,490,000)	(4,800,000)	38,400,000
3	1,690,000	(6,490,000)	(4,800,000)	33,600,000
4	1,690,000	(6,490,000)	(4,800,000)	28,800,000
5	1,690,000	(6,490,000)	(4,800,000)	24,000,000
6	1,690,000	(6,490,000)	(4,800,000)	19,200,000
7	1,690,000	(6,490,000)	(4,800,000)	14,400,000
8	1,690,000	(6,490,000)	(4,800,000)	9,600,000
9	1,690,000	(6,490,000)	(4,800,000)	4,800,000
10	1,690,000	(6,490,000)	(4,800,000)	—
	16,900,000	(64,900,000)	(48,000,000)
Although ratable recognition was used in the illustration above, please note that we expect to recognize accretion using the effective interest rate method, and the reduction to operating expense as actual state tax withholdings are generated. We expect this item to impact operating earnings by less than 1% annually, based on assumptions in the illustration above and our operating earnings of $571.7 million for our fiscal year ended December 29, 2012.

4.
We note in your response to prior comment 4 you state that the deferred income liability will be reduced and recognized as a reduction in operating expenses as you satisfy the various conditions in the Workforce Services Training Agreement. Please clarify the specific conditions that will result in recognition of the expense reduction. That is, please clarify whether you will recognize the reduction in expense as jobs are created or as state tax withholdings are generated. Please clarify your disclosures accordingly.

Company's Response:
We expect to recognize the reduction in expense as the state tax withholdings are generated. We will clarify our disclosures accordingly in future filings. Please note that we expect to disclose the accounting treatment for this item in the period the IMPACT Award funds are received.

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
CERN Page 5

5.
We note your disclosure that you currently believe you will receive incentives totaling approximately $82 million. Please tell us the dollar amounts of the incentives associated with cash grants that you will receive under the Workforce Agreement, the dollar amount associated with tax exemptions and the dollar associated with tax credits. In this regard, we note that we are currently unable to reconcile the total amount of grants and incentives to the $82 million. Please clarify your disclosures accordingly and please also disclose the accounting policies you will follow for each type of incentive.

Company's Response:
We expect to receive cash grants under the IMPACT Award of $48 million, sales tax exemptions worth $13 million, state income tax credits of $17 million, and $4 million for the land received from the Unified Government. We will clarify our disclosures accordingly in future filings, and also disclose the accounting policies we will follow for each type of incentive, as discussed in our response to Comment 4 from your letter dated March 20, 2013. Please note that we expect to disclose the accounting treatment for these items in the period in which IMPACT Award funds are received.

6.
We note your disclosure that the Developer agreed to make ten annual “Office Payment Installments” to the Unified Government, each in the amount of approximately $3.0 million. Please tell us how you will account for these incentives.

Company's Response:
The Office Payment Installments are a provision of the Multi-Sport Stadium Specific Stadium Venture Agreement (“SVA”) entered into by the Developer and the Unified Government. Cerner is not a party to the SVA and would not intend to account for any potential payments under it.
The SVA provides that such Office Payment Installments may be reduced if we commence construction of the office complex and meet the job creation goals. The agreement also provides that such Office Payment Installments may be waived upon Developer satisfying certain conditions, primarily related to construction improvements at the multi-sport stadium and construction of contemplated tournament and recreational sports fields for use by the surrounding community. It is our understanding that the Office Payment Installments were put in place as an incentive for Developer to deliver on their commitments. Cerner's IMPACT Agreement already had certain conditions and repayment obligations (see response to Comment 3 above). Absent these Office Payment Installment obligations in the SVA, there would be a lack of terms to incent timely completion of the construction projects by Developer.

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
CERN Page 6

7.
We note in your response to prior comment 4 you state that the net activity relating to your cash grants will be recognized as a reduction in operating expense as it occurs. You also state that should certain events trigger repayments by OnGoal LLC and reduce your potential obligation such amounts will be recognized in earnings as they occur. Please explain your rationale for accounting for these cash grants as a reduction in operating expenses rather than a reduction to the cost basis of assets acquired in connection with construction of your office park. Further, please tell us what consideration you gave to accounting for these cash grants as a capital contribution. In this regard, please tell us how you considered that under certain circumstances, it appears that entities controlled by certain of your shareholders will be responsible for repayment of amounts due under the Workforce Agreement, and will also be responsible for making annual office payment installments to the Unified Government in the amount of $3 million per year to supplement the purchase price paid to the Unified Government by the Developer for the stadium and the office site.

Company's Response:
We believe our fact pattern is more consistent with the accounting guidance that provides for recognition of an obligation and subsequent reduction to expense over time. Please refer to our response to prior Comment 4, along with the additional information above in our response to Comment 2. An additional consideration in making this determination relates to the timing of construction versus the expected receipt of the IMPACT Award funds. Vertical construction of the office complex commenced in the second quarter of 2012. We expect to place certain related fixed assets in service in the second half of 2013 and commence the related depreciation of such assets. IMPACT Award funds are not expected to be received until sometime in 2014. As such, we believe the accounting approach selected results in a more objective method to recognize the expense reduction over time. If a reduction to cost basis approach would have been selected, we would be required to formulate a subjective allocation method to reduce the cost basis (and related depreciation recognized) of the related assets in advance of receiving the funds. We further believe that the accounting approach selected better matches the period of expense reduction to the period this incentive is being earned (i.e., the 10-year period over which state tax withholdings from wages earned by new jobs at the Village West office complex are generated).
In evaluating the accounting treatment for the overall transaction, we also considered the applicability of guidance around capital contributions. Specifically, we reviewed FASB ASC Topic 850, Related Party Disclosures and SEC SAB Topic 5T, Accounting for Expenses or Liabilities Paid by Principal Stockholder(s). We ultimately concluded capital contribution accounting would not be appropriate based on the following factors, among

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
CERN Page 7

others:

•
FASB ASC Topic 850-10-20 defines a principal stockholder as “owners of record or known beneficial owners of more than 10 percent of the voting interest of the entity.” Developer and OnGoal LLC are both entities controlled by Neal Patterson, Chairman of the Board of Directors, CEO and President of Cerner, and Clifford Illig, Vice Chairman of the Board of Directors of Cerner. Neither individual is considered a principal stockholder of Cerner as each owns less than a 10 percent interest in Cerner. Both Mr. Patterson and Mr. Illig recused themselves from the negotiations between Cerner, the Developer and OnGoal LLC in the Village West transactions and, therefore, did not control or influence the transaction.

•
SEC SAB Topic 5T also states: “The staff believes that the problem of separating the benefit to the principal stockholder from the benefit to the company cited in Statement 123R is not limited to transactions involving stock compensation. Therefore, similar accounting is required in this and other transactions where a principal stockholder pays an expense for the company, unless the stockholder's action is caused by a relationship or obligation completely unrelated to his position as stockholder or such action clearly does not benefit the company.” As discussed further below, we believe that agreements entered into by the Developer, which contemplate certain payments to Cerner, were the result of motivations that were unrelated to Mr. Patterson's and Mr. Illig's status as shareholders of Cerner and, therefore, accounting for the transaction as an equity transaction with shareholders is not applicable, notwithstanding our judgment that Mr. Patterson and Mr. Illig do not qualify as principal shareholders under the accounting literature:

◦
As majority owners in the Developer and OnGoal LLC, Mr. Patterson and Mr. Illig would be presumed to owe fiduciary duties to their minority members, who include a number of third party investors. That factor, in our view, mitigates in part any presumption that the actions of the Developer and OnGoal LLC occurred in contemplation of protecting or enhancing their investment in Cerner stock.

◦
The fairness of the Village West transaction to Cerner was reviewed and approved by the independent directors of Cerner Corporation. Documentation prepared and presented to the independent directors indicated that the Developer and OnGoal LLC were motivated to have Cerner involved in Village West as it provided a better overall package of incentives for all parties if they (Cerner, OnGoal LLC and the Developer) negotiated as a larger group.

8.	We note in your response to prior comment 4 you state that sales tax exemptions are not expected to be repaid and will be recorded as a reduction

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
CERN Page 8

to the cost of the related assets. Please clarify to which assets you refer and the authoritative literature you relied on in determining this accounting policy.
Company's Response:
The assets referred to are materials and other fixed assets purchased in connection with the construction of the office complex, which are presented in the “Land, buildings and improvements” caption in Note 6 of our Form 10-K for the fiscal year ended December 29, 2012. We make reference to FASB Topic ASC 360-10-30-1 which provides that property, plant, and equipment is to be recorded at historical cost. The cost of the related assets did/will not include a sales tax since they were purchased using the sales tax exemption. Please note this is not a situation where we paid sales tax on the related invoices and will subsequently make a claim for recovery.

* * * * * * * *

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
CERN Page 9

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company appreciates the Staff's efforts in assisting the Company in its compliance with applicable disclosure requirements and enhancing the overall disclosure in its filings with the Commission. If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (816) 201-1989.
Sincerely,
/s/ Marc G. Naughton
Marc G. Naughton, Executive Vice President
and Chief Financial Officer